Angion Biomedica Corp.
7-57 Wells Ave.
Newton, Massachusetts 02459

April 26, 2023

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jimmy McNamara Tim Buchmiler Christine Torney Lynn Dicker

Re:	Angion Biomedica Corp. Registration Statement on Form S-4 (File No. 333-269741)

Dear Mr. McNamara:

This letter is sent on behalf of Angion Biomedica Corp. (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby requests that the effective date of the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on April 28, 2023, or as soon thereafter as practicable.

Please contact Anitha Anne of Cooley LLP, at (415) 693 2250, with any questions you may have concerning this request. In addition, please notify Ms. Anne when the request for acceleration has been granted.

Sincerely,

Angion Biomedica Corp.

By:	/s/ Jay R. Venkatesan
Name:	Jay R. Venkatesan, M.D.
Title:	President and Chief Executive Officer

cc:
Jennifer Rhodes, Angion Biomedica Corp.
Robert Connelly, Elicio Therapeutics,  Inc.
Kenneth Guernsey, Cooley LLP
Brett D. White, Cooley LLP
Anitha Anne, Cooley LLP
Daniel A. Bagliebter, Mintz Levin Cohn Ferris, Glovsky & Popeo, P.C.